SUZANO
Av. Brigadeiro Faria Lima, 1355 – 8th Floor
01452-919 – São Paulo - SP
Tel.: 55 11 3037-9435 Fax: 55 11 3815-7178

October 6, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File N°. 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the *Fato Relevante* (an announcement of "relevant facts") released by the Company in Brazil in Portuguese on October 6, 2003.

Very truly yours,

Bernardo Szpigel
Director of Investor Relations

dlw 10/28

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco – União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
(Suzano Paper and Pulp Company)
Publicly Held Company
Taxpayer Identification No. 60.651.726/0001-16

RELEVANT FACT

Suzano Paper and Pulp Company (the "Company"), in compliance with CVM Instruction No. 358 of January 3, 2002, announces to its shareholders and to the market in general that

1) Suzano Holding S.A. (directly and/or through a legal person under the common control of its controlling shareholders) and other shareholders with relevant shareholdings intend to undertake a secondary public offering of preferred shares of the Company, representing approximately 8.7% and 14% of total share capital and total preferred shares issued by the Company, respectively. The structure of the transaction will include a mechanism for an additional offering of shares of up to 15% of the preferred shares on offer, in order to meet an eventual excess of demand (greenshoe);

2) In the context of the secondary public offering, it was determined that it would be opportune for the Company to undertake a primary public offering of up to 10 million preferred shares which, combined with an issue of up to 5 million common shares, would make the capital structure of the Company even more solid. Based on article 172 of the Corporations Law, the primary public offering of common and preferred shares will be undertaken without any preemptive rights for the shareholders of the Company. On the other hand, the possibility for subscription will be assured to the shareholders of the Company by means of a request for reservation of shares, and those making a reservation will be accorded priority up to the proportion of their participation in the share capital of the company. Since Suzano Holding S.A. and its respective controlling shareholders hold 100% of the common shares issued by the Company, Suzano Holding S.A. will submit a request for reservation and subscribe all of the common shares to be issued.

3) Registration requests for the referenced primary and secondary public offerings (jointly, the "Offer") were filed at the [Brazilian] Securities Commission on this date;

4) Suzano Holdings S.A. is coordinating the efforts of the Company and the shareholders with respect to the Offering. Banco UBS S.A. and Unibanco - União de Bancos Brasileiros S.A. have been retained to render coordinating and underwriting services.

This Offering is a part of the long-term strategy of the Company to reinforce the relationship with investors and the capital markets in general. The success of the strategy is directly linked to an increase in the liquidity of preferred shares in the market, which continues to be a significant obstacle for their proper valuation.

Diversification of the shareholder base, with the attraction of new investors to preferred shares of the Company, is fundamental to assuring greater liquidity and lower price volatility for the shares. In this connection, the Company has decided to propose, in line with the objective of standardization pursued by the São Paulo Stock Exchange – Bovespa, a change in the standard trading lot size from 1,000 shares to 100 shares. The Bovespa has agreed and will undertake the change effective November 1, 2003. This measure will certainly lead to greater participation of individual investors in the trading of the shares.

In addition, we inform that the Board of Directors approved on this date a cash distribution to shareholders in the form of interest on share capital as provided for in Article 9 of Law 9,249/95 and Decrees No. 2,673/98 and 3,381/00. The distribution, in the total amount of R$55,000,000,000 (fifty-five million Reais), is subject to a 15% withholding tax, except for immune and exempt shareholders, and should be disbursed by the Company up to December 19, 2003 based on shareholdings as of December 12, 2003. Effective as of December 15, 2003, the shares shall be traded without interest on capital. The amount of this interest on capital shall be subtracted from distributions which may be effected with respect to the 2003 fiscal year. If the Offering is completed by December 11, 2003, all shares that are subscribed for or acquired as part of the Offering will have the right to receive this distribution in the form of interest on share capital.

The structure of this secondary and primary Offering of preferred shares, combined with the other measures announced herein, not only will make feasible an increase in the liquidity of the preferred shares of the Company but also is one more clear and unequivocal demonstration of the strategic commitment of the controlling shareholders to seek the full insertion of the Company in the capital markets and of the ongoing adoption of good corporate governance practices.

São Paulo, October 6, 2003

Bernardo Szpigel
Director of Investor Relations

The securities referred to in this Relevant Fact will not be and have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer for any securities.